FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               December 18, 2002

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

          Form 20-F   X                 Form 40-F
                    -----                         -----

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

          Yes                           No    X
              -----                         ------

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

          Yes                           No    X
              -----                         ------


     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

          Yes                           No    X
              -----                         ------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- n/a.

                                                                Total Pages: 4

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                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  Smith & Nephew plc
                                                  (Registrant)


Date: December 18, 2002                            By: /s/ Paul Chambers
                                                       -------------------
                                                       Paul Chambers
                                                       Company Secretary



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17 December 2002

             STRONG FULL-YEAR RESULTS EXPECTED FOR SMITH & NEPHEW
         Medical Devices Company Continues to Sustain Business Growth


Smith & Nephew plc, the advanced medical devices group, has continued to deliver strong business performance in the second half of the year, with the underlying rate of sales growth in the ongoing businesses expected to be 14% for the full year - the same as last year. Acquisitions added a further 4% to this growth, but currency will be 3% adverse.

Smith & Nephew is to give a trading update to investors and analysts today ahead of the close period preceding its Preliminary Results announcement. The company, whose business is focused on the fast-growing markets for orthopaedics, endoscopy and advanced wound management products, will report its preliminary results on 7 February 2003 at 2pm GMT (8am CST). Please note that this is a change from the previously published date in order to present simultaneously to analysts and investors in London and New Orleans during the American Academy of Orthopaedic Surgeons meeting.

Smith & Nephew has continued to perform strongly in all of its businesses throughout 2002. Orthopaedics led the way once again, with underlying sales expected to grow by 19% for the full year, and extremely strong knee growth at 33% over last year. Endoscopy's underlying sales growth will be 10% for the full year, with the acquisition of Oratec this year adding 9% to this. Wound Management will once again deliver underlying sales growth of 11%, with last year's acquisition of the Beiersdorf and Acticoat ranges adding 4% to this for the full year.

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Chris O'Donnell, Chief Executive of Smith & Nephew said, "Our innovative products and the investments we have made in our sales forces are delivering sustained growth above that of the markets in which we operate. We are pleased with the progress made by Smith & Nephew this year, and we are focused on delivering continued sales growth and expanding our group operating margins moving forward."


The briefing today will be by conference call at 3pm UK time, and can be heard by live audio webcast via the Smith & Nephew website www.smith-nephew.com. A recording of the briefing will be available on the Smith & Nephew website after the call.



Enquiries

Chris O'Donnell, Chief Executive                 Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Peter Hooley, Finance Director                   Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

Angie Craig, Corporate Affairs Director          Tel: +44 (0) 20 7401 7646
Smith & Nephew plc

David Yates                                      Tel: +44 (0) 20 7831 3113
Financial Dynamics

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